File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2013
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2013, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	1,000,000,000	3.00	99.974	4-Oct-2013	4-Oct-2023
USD	100,000,000	Floating Rate	100.00	8-Oct-2013	29-July-2015
AUD	200,000,000	3.75	99.763	9-Oct-2013	9-Oct-2018
USD	100,000,000	Floating Rate	100.007	18-Oct-2013	12-Sep-2018
MXN	600,000,000	0.50	67.90	21-Oct-2013	5-Sep-2023
USD	150,000,000	Floating Rate	100.00	21-Oct-2013	15-Oct-2015
USD	100,000,000	1.125	100.530	21-Oct-2013	15-Mar-2017
GBP	100,000,000	0.625	99.864	23-Oct-2013	15-Dec-2015
USD	750,000,000	Floating Rate	100.00	24-Oct-2013	23-Oct-2015
USD	100,000,000	0.875	100.421	28-Oct-2013	15-Nov-2016
USD	100,000,000	1.75	101.746	30-Oct-2013	24-Aug-2018
USD	100,000,000	1.75	101.562	7-Nov-2013	24-Aug-2018
USD	2,000,000,000	2.125	99.258	8-Nov-2013	9-Nov-2020
AUD	100,000,000	4.00	95.08	13-Nov-2013	22-May-2023
GBP	250,000,000	1.25	99.589	19-Nov-2013	15-Dec-2017
AUD	250,000,000	3.50	99.446	21-Nov-2013	26-Sep-2017
BRL	132,460,000	8.80	100.00	27-Nov-2013	28-Nov-2017
CRC	25,000,000,000	6.00	100.00	2-Dec-2013	17-Nov-2016

Annex B

ORDINARY CAPITAL
December 31, 2013

Ordinary Capital
Balance Sheet - As of December 31, 2013
(Expressed in thousands of United States dollars)

Assets		
Cash		$420,636
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$16,629,033	
Time deposits and other obligations of banks	3,524,638	
Asset- and mortgage- backed and corporate securities	861,310	21,014,981
Loans outstanding (1)		
Total loans approved, less cancellations	206,393,209	
Less:		
Principal collected	(105,480,573)	
Writte offs	(129,080)	
Loans sold	(897,755)	
Undisbursed balance	(29,206,965)	
	70,678,836	
Allowance for loan losses	(243,814)	70,435,022
Accrued interest and other charges		
On investments	38,105	
On loans	435,075	
On swaps, net	331,875	805,055
Currency and interest rate swaps		
Investments	109,806	
Loans	103,209	
Borrowings	3,161,772	
Others	66,162	3,440,949
Other Assets		
Assets under retirement benefit plans	292,690	
Property, improvements and equipment, at cost	668,801	
Less accumulated depreciation & amortization	(314,361)	
	354,440	
Receivable for investment securities sold	160,541	
Miscellaneous	85,008	892,679
Total assets		$97,009,322

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2013
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$69,859,399	
Unamortized discount		(3,130,775)	
Bond fair value adjustments		1,318,396	
		68,047,020	
Short term borrowings, net		654,161	$ 68,701,181
Currency and interest rate swaps			
Investments		83,485	
Loans		753,376	
Borrowings		1,920,479	
Others		17,721	2,775,061
Amounts payable to maintain value of currency holdings			50,550
Other liabilities			
Payable for investment securities purchased		169,262	
Payable for cash collateral received		228,506	
Due to IDB Grant Facility		435,126	
Accrued interest on borrowings		490,677	
Liabilities under retirement benefit plans		73,294	
Other liabilities		535,314	1,932,179
Total liabilities			73,458,971
Equity			
Capital stock			
Subscribed - 10,675,321 shares		128,781,013	
Less callable portion		(123,839,952)	
Paid-in		4,941,061	
Capital subscriptions receivable		(1,014)	
Receivable from members			
Non-negotiable, non-interest bearing demand obligations	$ (72,206)		
Non-negotiable, non-interest bearing term obligations	(189,183)		
Amounts required to maintain value of currency holdings	(943)	(262,332)	
General reserve		15,033,703	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	911,066		
Accumulated SFAS 158 adjustments	262,367	1,173,433	23,550,351
Total liabilities and equity			$ 97,009,322

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2013	2012	2013	2012
Income				
From loans				
- Interest, after swaps	$ 138,131	$ 132,579	$ 1,767,716	$ 1,600,620
- Credit commissions	4,693	4,270	57,882	47,538
- Fees from non-sovereign-guaranteed and emergency lending	2,038	1,605	32,204	19,552
	144,862	138,454	1,857,802	1,667,710
From investments, after swaps				
- Interest	5,357	4,525	61,680	89,139
- Net gain (loss)	(4,400)	21,200	152,900	293,500
	957	25,725	214,580	382,639
Other Interest income	3,998	10,361	187,370	112,957
From other sources	(15,668)	(6,796)	24,649	25,907
Total income	134,149	167,744	2,284,401	2,189,213
Expenses				
Borrowing expenses	32,493	27,153	400,492	519,684
Administrative expenses	98,506	58,234	812,650	663,473
Special programs	34,645	27,238	130,601	75,207
Provision for loan and guarantee losses	27,870	2,103	58,528	21,695
Total expenses	193,514	114,728	1,402,271	1,280,059
Income (loss) before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Govenors approved transfers	(59,365)	53,016	882,130	909,154
Net fair value adjustments on non-trading portfolios and foreign currency transactions	42,986	263,609	626,129	194,460
Board of Governors approved transfers	-	-	(200,000)	(200,000)
Net income (loss)	(16,379)	316,625	1,308,259	903,614
General reserve, beginning of period	15,050,082	13,408,819	13,725,444	12,821,830
General reserve, end of period	$ 15,033,703	$ 13,725,444	$ 15,033,703	$ 13,725,444

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2013	2012	2013	2012
Net income (loss)	$ (16,379)	$ 316,625	$ 1,308,259	$ 903,614
Other comprehensive income (loss):				
Translation adjustments	3,298	(2,780)	(1,135)	(8,019)
Recognition of changes in assets/liabilities under retirement benefits plans	1,401,112	(334,118)	1,506,981	(291,521)
Total other comprehensive income (loss)	1,404,410	(336,898)	1,505,846	(299,540)
Comprehensive income (loss)	$ 1,388,031	$ (20,273)	$ 2,814,105	$ 604,074

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	2013	2012
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (10,558,205)	$ (6,882,708)
Loan collections (net of participations)	8,462,203	4,570,835
Net cash used in lending activities	(2,096,002)	(2,311,873)
Miscellaneous assets and liabilities	(20,100)	(55,129)
Net cash used in lending and investing activities	(2,116,102)	(2,367,002)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	15,763,212	12,067,090
Repayments	(7,966,263)	(9,613,504)
Short term borrowings, net	(186,300)	(57,500)
Cash collateral received	(576,819)	(104,897)
Collection of capital subscriptions	305,603	358,423
Collections of receivable from members	15,964	16,197
Payments of maintanance of value to members	(7,726)	(158,144)
Net cash provided by financing activities	7,347,671	2,507,665
Cash flows from operating activities		
Gross purchases of trading investments	(48,845,800)	(29,087,092)
Gross proceeds from sale or maturity of trading investments	42,407,228	28,723,462
Loan income collections, after swaps	1,843,012	1,694,591
Interest and other costs of borrowings, after swaps	(635,869)	(1,000,107)
Income from investments	46,074	(7,306)
Other interest income	190,218	113,056
Other income	43,553	37,647
Administrative expenses	(670,342)	(586,347)
Transfers to the IDB Grant Facility	(116,642)	(120,234)
Special programs	(92,893)	(77,748)
Net cash used in operating activities	(5,831,461)	(310,078)
Effect of exchange rate fluctuations on cash	(252)	782
Net decrease in cash	(600,144)	(168,633)
Cash, beginning of period	1,020,780	1,189,413
Cash, end of period	$ 420,636	$ 1,020,780
Reconciliation of Net income to net cash used in operating activities:		
Net income	$ 1,308,259	$ 903,614
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(14,789)	26,881
Income from investments	(124,806)	(183,845)
Other interest income	2,848	99
Other income	18,902	11,740
Net unrealized gains on trading investments	(43,700)	(206,100)
Interest and other costs of borrowings, after swaps	(235,377)	(480,423)
Administrative expenses, including depreciation	142,309	77,126
Special programs	37,709	(2,541)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(626,130)	(194,460)
Transfers to the IDB Grant Facility	83,358	79,766
Net increase in trading investments	(6,438,572)	(363,630)
Provision for loan and guarantee losses	58,528	21,695
Net cash used in operating activities	$ (5,831,461)	$ (310,078)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 42,240	$ 20,112
Loans outstanding and related swaps	32,623	(17,492)
Borrowings and related swaps	57,640	8,796

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2013
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2013, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	1,000,000,000	3.00	99.974	4-Oct-2013	4-Oct-2023
USD	100,000,000	Floating Rate	100.00	8-Oct-2013	29-July-2015
AUD	200,000,000	3.75	99.763	9-Oct-2013	9-Oct-2018
USD	100,000,000	Floating Rate	100.007	18-Oct-2013	12-Sep-2018
MXN	600,000,000	0.50	67.90	21-Oct-2013	5-Sep-2023
USD	150,000,000	Floating Rate	100.00	21-Oct-2013	15-Oct-2015
USD	100,000,000	1.125	100.530	21-Oct-2013	15-Mar-2017
GBP	100,000,000	0.625	99.864	23-Oct-2013	15-Dec-2015
USD	750,000,000	Floating Rate	100.00	24-Oct-2013	23-Oct-2015
USD	100,000,000	0.875	100.421	28-Oct-2013	15-Nov-2016
USD	100,000,000	1.75	101.746	30-Oct-2013	24-Aug-2018
USD	100,000,000	1.75	101.562	7-Nov-2013	24-Aug-2018
USD	2,000,000,000	2.125	99.258	8-Nov-2013	9-Nov-2020
AUD	100,000,000	4.00	95.08	13-Nov-2013	22-May-2023
GBP	250,000,000	1.25	99.589	19-Nov-2013	15-Dec-2017
AUD	250,000,000	3.50	99.446	21-Nov-2013	26-Sep-2017
BRL	132,460,000	8.80	100.00	27-Nov-2013	28-Nov-2017
CRC	25,000,000,000	6.00	100.00	2-Dec-2013	17-Nov-2016

Annex B

ORDINARY CAPITAL
December 31, 2013

Ordinary Capital
Balance Sheet - As of December 31, 2013
(Expressed in thousands of United States dollars)

Assets		
Cash		$420,636
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$16,629,033	
Time deposits and other obligations of banks	3,524,638	
Asset- and mortgage- backed and corporate securities	861,310	21,014,981
Loans outstanding (1)		
Total loans approved, less cancellations	206,393,209	
Less:		
Principal collected	(105,480,573)	
Writte offs	(129,080)	
Loans sold	(897,755)	
Undisbursed balance	(29,206,965)	
	70,678,836	
Allowance for loan losses	(243,814)	70,435,022
Accrued interest and other charges		
On investments	38,105	
On loans	435,075	
On swaps, net	331,875	805,055
Currency and interest rate swaps		
Investments	109,806	
Loans	103,209	
Borrowings	3,161,772	
Others	66,162	3,440,949
Other Assets		
Assets under retirement benefit plans	292,690	
Property, improvements and equipment, at cost	668,801	
Less accumulated depreciation & amortization	(314,361)	
	354,440	
Receivable for investment securities sold	160,541	
Miscellaneous	85,008	892,679
Total assets		$97,009,322

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2013
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$69,859,399	
Unamortized discount		(3,130,775)	
Bond fair value adjustments		1,318,396	
		68,047,020	
Short term borrowings, net		654,161	$ 68,701,181
Currency and interest rate swaps			
Investments		83,485	
Loans		753,376	
Borrowings		1,920,479	
Others		17,721	2,775,061
Amounts payable to maintain value of currency holdings			50,550
Other liabilities			
Payable for investment securities purchased		169,262	
Payable for cash collateral received		228,506	
Due to IDB Grant Facility		435,126	
Accrued interest on borrowings		490,677	
Liabilities under retirement benefit plans		73,294	
Other liabilities		535,314	1,932,179
Total liabilities			73,458,971
Equity			
Capital stock			
Subscribed - 10,675,321 shares		128,781,013	
Less callable portion		(123,839,952)	
Paid-in		4,941,061	
Capital subscriptions receivable		(1,014)	
Receivable from members			
Non-negotiable, non-interest bearing demand obligations	$ (72,206)		
Non-negotiable, non-interest bearing term obligations	(189,183)		
Amounts required to maintain value of currency holdings	(943)	(262,332)	
General reserve		15,033,703	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	911,066		
Accumulated SFAS 158 adjustments	262,367	1,173,433	23,550,351
Total liabilities and equity			$ 97,009,322

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2013	2012	2013	2012
Income				
From loans				
- Interest, after swaps	$ 138,131	$ 132,579	$ 1,767,716	$ 1,600,620
- Credit commissions	4,693	4,270	57,882	47,538
- Fees from non-sovereign-guaranteed and emergency lending	2,038	1,605	32,204	19,552
	144,862	138,454	1,857,802	1,667,710
From investments, after swaps				
- Interest	5,357	4,525	61,680	89,139
- Net gain (loss)	(4,400)	21,200	152,900	293,500
	957	25,725	214,580	382,639
Other Interest income	3,998	10,361	187,370	112,957
From other sources	(15,668)	(6,796)	24,649	25,907
Total income	134,149	167,744	2,284,401	2,189,213
Expenses				
Borrowing expenses	32,493	27,153	400,492	519,684
Administrative expenses	98,506	58,234	812,650	663,473
Special programs	34,645	27,238	130,601	75,207
Provision for loan and guarantee losses	27,870	2,103	58,528	21,695
Total expenses	193,514	114,728	1,402,271	1,280,059
Income (loss) before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Govenors approved transfers	(59,365)	53,016	882,130	909,154
Net fair value adjustments on non-trading portfolios and foreign currency transactions	42,986	263,609	626,129	194,460
Board of Governors approved transfers	-	-	(200,000)	(200,000)
Net income (loss)	(16,379)	316,625	1,308,259	903,614
General reserve, beginning of period	15,050,082	13,408,819	13,725,444	12,821,830
General reserve, end of period	$ 15,033,703	$ 13,725,444	$ 15,033,703	$ 13,725,444

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2013	2012	2013	2012
Net income (loss)........	$ (16,379)	$ 316,625	$ 1,308,259	$ 903,614
Other comprehensive income (loss):				
Translation adjustments	3,298	(2,780)	(1,135)	(8,019)
Recognition of changes in assets/liabilities under retirement benefits plans........	1,401,112	(334,118)	1,506,981	(291,521)
Total other comprehensive income (loss)........	1,404,410	(336,898)	1,505,846	(299,540)
Comprehensive income (loss)........	$ 1,388,031	$ (20,273)	$ 2,814,105	$ 604,074

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2013
(Expressed in thousands of United States dollars)

	2013	2012
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (10,558,205)	$ (6,882,708)
Loan collections (net of participations)	8,462,203	4,570,835
Net cash used in lending activities	(2,096,002)	(2,311,873)
Miscellaneous assets and liabilities	(20,100)	(55,129)
Net cash used in lending and investing activities	(2,116,102)	(2,367,002)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	15,763,212	12,067,090
Repayments	(7,966,263)	(9,613,504)
Short term borrowings, net	(186,300)	(57,500)
Cash collateral received	(576,819)	(104,897)
Collection of capital subscriptions	305,603	358,423
Collections of receivable from members	15,964	16,197
Payments of maintanance of value to members	(7,726)	(158,144)
Net cash provided by financing activities	7,347,671	2,507,665
Cash flows from operating activities		
Gross purchases of trading investments	(48,845,800)	(29,087,092)
Gross proceeds from sale or maturity of trading investments	42,407,228	28,723,462
Loan income collections, after swaps	1,843,012	1,694,591
Interest and other costs of borrowings, after swaps	(635,869)	(1,000,107)
Income from investments	46,074	(7,306)
Other interest income	190,218	113,056
Other income	43,553	37,647
Administrative expenses	(670,342)	(586,347)
Transfers to the IDB Grant Facility	(116,642)	(120,234)
Special programs	(92,893)	(77,748)
Net cash used in operating activities	(5,831,461)	(310,078)
Effect of exchange rate fluctuations on cash	(252)	782
Net decrease in cash	(600,144)	(168,633)
Cash, beginning of period	1,020,780	1,189,413
Cash, end of period	$ 420,636	$ 1,020,780
Reconciliation of Net income to net cash used in operating activities:		
Net income	$ 1,308,259	$ 903,614
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(14,789)	26,881
Income from investments	(124,806)	(183,845)
Other interest income	2,848	99
Other income	18,902	11,740
Net unrealized gains on trading investments	(43,700)	(206,100)
Interest and other costs of borrowings, after swaps	(235,377)	(480,423)
Administrative expenses, including depreciation	142,309	77,126
Special programs	37,709	(2,541)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(626,130)	(194,460)
Transfers to the IDB Grant Facility	83,358	79,766
Net increase in trading investments	(6,438,572)	(363,630)
Provision for loan and guarantee losses	58,528	21,695
Net cash used in operating activities	$ (5,831,461)	$ (310,078)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 42,240	$ 20,112
Loans outstanding and related swaps	32,623	(17,492)
Borrowings and related swaps	57,640	8,796